IBERIA Capital Partners LLC
(A Wholly Owned Subsidiary of IBERIABANK Corporation)

Statement of Financial Condition

December 31,		2015
Assets		
Cash and cash equivalents	$	6,976,887
Deposit with clearing organization, restricted		100,000
Commissions receivable		119,541
Property and equipment, net of accumulated depreciation of $497,974		329,504
Prepaid assets		80,106
Due from parent company		375,120
Federal income taxes receivable from parent		1,046,161
Total assets	$	9,027,319
Liabilities and Member's Equity		
Liabilities:		
Accounts payable and accrued expenses	$	235,409
Deferred income taxes payable		27,934
Due to company under common control		325,166
Total liabilities		588,509
Member's Equity		8,438,810
Total liabilities and member's equity	$	9,027,319

See accompanying notes to financial statements.